UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41418

Lytus Technologies Holdings PTV. Ltd.

 (Translation of registrant’s name into English)

Business Center 1, M Floor
The Meydan Hotel
Nad Al Sheba, Dubai, UAE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F  ☒            Form 40-F  ☐

Notice of Failure to Satisfy Nasdaq Audit Committee Requirements; Appointment of New Director

On August 18, 2023, Lytus Technologies Holdings PTV. Ltd. (the “Company”) received a written notice (the “Audit Committee Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq’s Audit Committee requirement as set forth in Listing Rule 5605 (“Rule 5605”) due to the removal of Mr. Sanjeiiv Chaudhry from the Board of Directors (the “Board”) and Audit Committee of the Company on July 19, 2023.

On August 21, 2023, the Board appointed Parvez Master as a member of the Board, Compensation Committee and Audit Committee of the Company to cure the deficiency as set forth in the Audit Committee Notice.

Mr. Parvez Master has over 25 years of global, corporate experience including project management, process consulting, internal audit, compliance, operational risk management, finance transformation, financial planning and analysis, budgeting, payroll, and finance controlling. He has a B.S. in Accounting and Information Systems from University of Illinois at Chicago and a M.B.A. in Finance and Management from DePaul University, Chicago.

His work experience includes 10+ years in the U.S. with multinational companies such as Accenture, Baxter Healthcare and Merck Pharmaceuticals. He currently resides in Dubai, U.A.E., and manages the Internal Audit function for a regional distributor and retailer of a few reputed international FMCG brands. Having experience in Internal Audit for the majority of his career, Mr. Master values the need for an independent advisory function and a strong corporate governance framework in any organization.

There are no arrangements or understandings between Mr. Master and any other person or persons pursuant to which Mr. Master was selected as a director of the Company.  There are no current or proposed transactions in which Mr. Master, or any member of the immediate family of Mr. Master, has an interest that is required to be disclosed under Item 404(a) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission.

On August 23, 2023, the Company issued a press release regarding the Audit Committee Notice. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Notice of Failure to Satisfy Continued Listing Rule 5250(c)(1)

On August 17, 2023, the Company received a letter (the “Notice”) from Nasdaq that the Company no longer met the periodic filing requirement for Nasdaq under Listing Rule 5250(c)(1) (the “Rule”).

Based on the August 18, 2023, filing of the Company’s Form 20-F for the fiscal year ended March 31, 2023, Nasdaq determined that the Company complies with the Rule. Accordingly, Nasdaq has deemed this matter closed.

On August 22, 2023, the Company issued a press release regarding the Notice. A copy of the press release is filed as Exhibit 99.2 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated August 23, 2023, issued by Lytus Technologies Holdings PTV. Ltd.
99.2	Press Release, dated August 22, 2023, issued by Lytus Technologies Holdings PTV. Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2023

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Dharmesh Pandya
Chief Executive Officer

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